UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number: 001-31328

PACIFIC RIM MINING CORP.
(Translation of registrant's name into English)

#410 – 625 Howe Street
Vancouver, B.C. V6C 2T6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report on the El Dorado Gold and Silver Resources dated July 31, 2006

99.1	Technical Report on the El Dorado Gold and Silver Resources dated July 31, 2006 (PDF Version)

99.2	Consent of Steve Ristorcelli

99.3	Consent of Tom Rannelli

99.4	Consent of Alva Kuestermeyer

99.5	Consent of Ken Reipas

99.6	Consent of Terry Braun

99.7	Consent of Peter Ronning

99.8	Certification of Peter Ronning

99.9	Certification of Terry Braun

99.10	Certification of Alva Kuestermeyer

99.11	Certification of Tom Rannelli

99.12	Certification of Steve Ristorcelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Rim Mining Corp.
(Registrant)

Date: July 31, 2006	By:	/s/ Ronda L. Fullerton
Ronda L. Fullerton

	Title:	Corporate Secretary